UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-14187

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. Union 401(k) Retirement Savings Trust and Plan, as amended

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258

INDEPENDENT AUDITOR’S REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SIGNATURES
EXHIBIT INDEX
EX-23.1 Consent of Ciulla, Smith & Dale, LLP

RPM INTERNATIONAL INC. UNION 401(K)
RETIREMENT SAVINGS TRUST AND PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Independent Auditor’s Report

To The Administrators of the
RPM International Inc. Union 401(K)
Retirement Savings Trust and Plan

We have audited the accompanying statements of net assets available for benefits of the RPM International Inc. Union 401(K) Retirement Savings Trust and Plan, as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003, and the supplemental schedule of assets held for investment purposes at December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 and the supplemental schedule of assets held for investment purposes at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Ciulla, Smith, & Dale, LLP

Cleveland, Ohio
June 11, 2004

RPM INTERNATIONAL INC. UNION 401(K) RETIREMENT SAVINGS TRUST AND PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
Assets
Investments	$2,000,640	$1,713,634
Receivables
Employer’s contribution	5,613	3,852
Participants’ contributions	13,987	12,034
Interest		15

	19,600	15,901

Total Assets	2,020,240	1,729,535

Net Assets Available for Benefits	$2,020,240	$1,729,535

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. UNION 401(K) RETIREMENT SAVINGS TRUST AND PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

Additions
Additions to net assets attributed to:
Contributions
Participants’	$177,598
Employer’s	67,637	$245,235

Investment Income
Interest and dividends	17,140
Unrealized (loss) on investments	158,240
Realized gain on sale of investments	47,804	223,184

Total Additions		468,419
Deductions
Deductions from net assets attributed to:
Benefits paid to participants	175,550
Administrative expenses	2,164	177,714

Net Additions		290,705
Net Assets Available for Benefits
Beginning of Year		1,729,535

End of Year		$2,020,240

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. UNION 401(K) RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE A — SIGNIFICANT ACCOUNTING POLICIES

The assets of the Plan, as reflected in the accompanying financial statements, are stated at current market value as of the statement date. The Plan has no assets not having a readily determinable market value.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE B — DESCRIPTION OF THE PLAN

The Plan, adopted on February 3, 1997, is a defined contribution savings plan covering certain union employees at four wholly-owned domestic subsidiaries of RPM International Inc. (the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Participating employees may make voluntary contributions up to 20% of pre-tax annual compensation as defined in the Plan. The Plan currently offers sixteen investment and employer stock funds as investment options for participants. The company matches, depending upon the collective bargaining agreement of each participating union, up to a maximum rate of 100% of the first 3% and 50% of the next 2% of employee deferrals. The matching Company contribution is invested in the same manner that the participants invest their own contributions. Contributions are subject to certain limitations. Vesting is immediate for contributions, both employee and employer, and earnings thereon.

RPM INTERNATIONAL INC. UNION 401(K) RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Continued

NOTE C — INVESTMENTS

The following presents investments at December 31, 2003 and 2002, that represent 5% or more of the Plan’s net assets:

	2003			2002
Victory DCS Money Market Fund	$	*	*	$253,770
Victory DCS Magic Fund		*	*	313,532
American Government Securities Fund		*	*	131,236
American Washington Mutual Inv Fund		115,855		108,903
Fidelity Magellan Fund		*	*	119,481
Fidelity Contra Fund		170,218		120,439
Janus Balanced Fund		189,411		151,977
Stable Portfolio Group Trust		605,681		*	*
Growth Fund of America		171,664		*	*
Fidelity Advisor Gov’t Investment Fund		133,437		*	*
RPM International Inc. Stock Fund		292,843		297,777
Participant Loans		113,380	*	*	*

*	Nonparticipant directed

**	Fund balance did not represent 5% of the Plan’s net assets

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $206,044.

	Gains (Losses)
	Realized	Unrealized	Total
Common/Collective Trust	$2,202	$25,828	$28,030
Mutual Funds	4,299	147,082	151,381
Unitized Assets	41,303	94,828	136,131
Common Stock	-0-	(109,498)	(109,498)

	$47,804	$158,240	$206,044

RPM INTERNATIONAL INC. UNION 401(K) RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Continued

NOTE D — NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2003	2002
Net Assets:
Loan fund	$113,380	$71,258

Year Ended
December 31,
2003
Changes in Net Assets:
Benefits paid to participants	$(6,557)
Transfers to participant-directed investments	48,679

$42,122

NOTE E — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE F — INCOME TAX STATUS

The Plan obtained its latest determination letter on November 13, 2002, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

RPM INTERNATIONAL INC. UNION 401(K) RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Continued

NOTE G — DERIVATIVE FINANCIAL INSTRUMENTS

The Plan has no instrument that, in whole or in part, is accounted for as a derivative instrument under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities during the current Plan year.

NOTE H — RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of common trust funds managed by Wachovia Bank N.A. Wachovia Bank N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $1,175 for the year ended December 31, 2003.

NOTE I — PLAN TRUSTEE

Effective March 3, 2003, the Plan changed trustees from Key Trust to Wachovia Bank N.A.

RPM INTERNATIONAL INC. UNION 401(K) RETIREMENT SAVINGS TRUST AND PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2003

FEDERAL ID #02-0642224 PLAN 007	Schedule 1

Schedule H — Line 4i — Schedule of Assets Held for Investment Purposes

(a)	(b) & (c)	(d)	(e)

			Current
	Identity of Issue & Description	Cost	Value
*	Wachovia Bank, N.A., Stable Portfolio Group Trust	$591,751	$605,681
*	Wachovia Bank, N.A., Enhanced Stock Market Fund	41,059	52,956
	Cash	209	209
	Fidelity Advisor Ser 1 Mid Cap Fund	34,156	47,995
	Fidelity Contra Fund	130,869	170,218
	Growth Fund of America	129,825	171,664
	Neuberger & Berman Genesis Fund	12,363	16,022
	Washington Mutual Investors Fund	91,788	115,855
	Putnam International Equity Fund	411	453
	Templeton Foreign Fund	50,731	66,777
	Janus Balanced Fund	167,949	189,411
	Evergreen Core Bond Fund	4,247	4,362
	Fidelity Advisors Government Investment	132,937	133,437
	RPM International Stock Fund	176,257	292,843
	RPM International Conservative Fund	231	243
	RPM International Moderate Fund	13,554	15,745
	RPM International Growth Fund	3,100	3,389
	Participant Loans (5.00% to 10.50%)	-0-	$113,380

	Total		$2,000,640

See Accountant’s Report
See Notes to Financial Statements.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. UNION 401(k) RETIREMENT SAVINGS TRUST AND PLAN

By: RPM International Inc. (Plan Administrator)

/s/ Ronald A. Rice

Ronald A. Rice, Senior Vice President - Administration

Date:	June 28, 2004

EXHIBIT INDEX

23.1	Consent of Ciulla, Smith & Dale, LLP